

SECU 16022289

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

NOV 2 9 2016

Washington DC

SEC FILE NUMBER
8-44681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2015 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORESIDE INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

THREE CANAL PLAZA, 3RD FLOOR
(No. and Street)

PORTLAND	MAINE	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WESTON SOMMERS (207) 553-7129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE, 11 FLOOR	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WESTON SOMMERS______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORESIDE INVESTMENT SERVICES, LLC______________________________, as of SEPTEMBER 30____________________, 2016____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

FINANCIAL AND OPERATIONS PRINCIPAL
Title



Notary Public **My Commission Expires 10/30/2022**

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORESIDE INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Foreside Investment Services, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

We have audited the accompanying statement of financial condition of Foreside Investment Services, LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC) as of September 30, 2016 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Foreside Investment Services, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Foreside Investment Services, LLC as of September 30, 2016 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, NY
November 22, 2016

FORESIDE INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2016

Assets				
Cash	$	294,966		
Receivables		957		
Prepaid expenses		17,885		
Total Assets			$	313,808
Liabilities and Member's Equity				
Liabilities				
Accrued expenses	$	16,688		
Due to related party		8,609		
Total Liabilities			$	25,297
Commitments and Contingencies				
Member's Equity				288,511
Total Liabilities and Member's Equity			$	313,808

The accompanying notes are an integral part to this financial statement.

NOTE 1 - ORGANIZATION

Foreside Investment Services, LLC (the "Company"), a limited liability company, is an indirect wholly-owned subsidiary of Foreside Financial Group, LLC ("Foreside") and a direct subsidiary of Foreside Distributors, LLC (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is approved by FINRA to engage in certain activities, including the wholesaling and marketing of private placements of securities in addition to providing FINRA Series 79 registration and related services to the investment banking industry.

The limited liability company operating agreement provides for the Company to exist into perpetuity.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those amounts.

CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At September 30, 2016, the Company had no cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECEIVABLES

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of September 30, 2016, the Company had not recorded an allowance for any potential non-collection as all receivables are deemed collectible.

INCOME TAXES

The Company is organized as a limited liability company ("LLC") that has elected to be treated as a single member LLC under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to Foreside. Foreside is organized as an LLC that has elected to be treated as a partnership under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to its member and taxed at the member level.

NOTE 3 - FAIR VALUE

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 - Inputs use quoted unadjusted prices in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 - Fair value measurements use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 - Inputs that are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

The inputs or methodology used for valuing assets and liabilities are not necessarily an indication of the risk associated with investing in those assets and liabilities.

NOTE 3 - FAIR VALUE (CONTINUED)

As of September 30, 2016, the Company had no financial instruments that required to be fair valued.

There were no transfers between Levels 1, 2, and 3 as of September 30, 2016.

At September 30, 2016, the Company did not hold any Level 2 or Level 3 assets or liabilities.

NOTE 4 - RELATED PARTY TRANSACTIONS

The financial statement has been prepared from the separate records maintained by the Company. The Company shares office space and equipment with affiliates, which are under common control of Foreside. Accordingly, the Company has been allocated a portion of such shared costs. Also, the Parent provides administrative, legal, human resource and other general support services, the cost of which is allocated to the Company. For the year ended September 30, 2016, these allocated expenses totaled $296,856. At September 30, 2016, amounts due to the related party totaled $8,609, which is included in "Due to related party" on the Statement of Financial Condition.

The Parent agrees to financially assist the Company and is committed to provide such funds, as needed, to operate the business.

During the year ended September 30, 2016, the Company received capital contributions from its Parent totaling $315,000.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash distributions paid, if the resulting net capital ratio would exceed 10 to 1. At September 30, 2016, the Company had net capital of $269,669, which was $244,669 in excess of its minimum required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at September 30, 2016 was 0.09 to 1.

NOTE 6 - REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) - the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

CREDIT RISK

The Company maintains a checking account in a financial institution. The account is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

LITIGATION

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently there is no litigation against the Company.

NOTE 8 - CONCENTRATION

As of September 30, 2016, one client accounted for approximately 96% of service fee accounts receivable due from clients which are included in "Receivables" in the accompanying Statement of Financial Condition.

NOTE 9 - AGREEMENTS

The Company has entered into a Business Advisory Agreement with each client; each having various terms and conditions outlined within each agreement. The Company has also entered into a Securities and Services Agreement ("SASA") with some clients, which, if not terminated, shall continue for successive one-year terms, provided such continuation is approved at least annually in accordance with the terms of the SASA.

NOTE 10 - SUBSEQUENT EVENTS

Management has evaluated the impact of all events and transactions occurring after period end through the date this financial statement was issued, and has determined that there were no subsequent events requiring recognition or disclosure.